Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CO2 EOR Pilot Receives Alberta
Energy Funding
(Calgary, May 26, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to announce that the Government of Alberta, through Alberta Energy’s Innovative Energy Technologies Program (“IETP”), has committed $3.54 million towards Pengrowth’s carbon dioxide (“CO2”) enhanced oil recovery (“EOR”) pilot at the company’s Judy Creek facility.
The IETP represents a commitment by Alberta Energy to provide royalty adjustments to a number of specific pilot and demonstration projects that use innovative technologies to increase recoveries from existing reserves and encourage responsible development of oil, natural gas and in-situ oil sands reserves.
Pengrowth’s CO2 EOR pilot project injects into the reservoir a combination of purchased CO2 with waste acid gases from the Judy Creek Gas Conservation Plant to cause additional hydrocarbon recovery. The results to date have confirmed incremental hydrocarbon production as a result of the CO2 and acid gas injection. These results will be used in conjunction with other engineering initiatives to define a commercial CO2 project for the Judy Creek field.
“Global markets are demanding more energy and Alberta is in a unique position to meet that demand with resources that have been developed in an environmentally responsible manner,” said Jim Kinnear, Chairman and CEO, Pengrowth Corporation. “The experience Pengrowth will gain through this initiative will help us uncover other potential CO2 enhanced oil recovery opportunities.”
This project is a key step in evaluating and confirming the economic viability of recovering additional reserves from the company’s proven, long-life pools. The potential impact could be quite large as Pengrowth has interest in 7 of the 10 largest oil pools in the Western Canadian Sedimentary Basin
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.1 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.

PENGROWTH CORPORATION
James S. Kinnear
Chairman and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757

2